Exhibit 99.1

Sierra Metals Reports New Discovery at the Cachi-Cachi Mine Zone at the Yauricocha Mine, Peru

The Escondida Zone is the largest deposit found at Cachi-Cachi.  Its High Grade Zinc Potential will contribute additional Mineral Resources, Near Current Operations in the Short Term

•	The new discovery has a strike length of over 300 meters, the largest orebody historically found at Cachi-Cachi.
•	Drilling at depth has delineated wide extensions of skarn/polymetallic mineralization over 30 meters wide.
•	Location of the discovery extends the foot print of the Cachi-Cachi mine to over one kilometer in the direction of Esperanza and Yaurichocha's central mine zone, highlighting the exploration potential of the Yauricocha fault between Cachi-Cachi and Esperanza.

Drill hole highlights include:

Hole No.	Ag (gpt)	Pb (%)	Cu (%)	Zn (%)	Au (gpt)	Width (m)
ESC 17-01	94	3.41	0.01	7.91	0.23	over 7.6
ESC 17-05	104	5.83	0.09	10.59	0.71	over 3.8
ESC 17-05	86	7.42	0.07	13.79	0.20	over 3.8
ESC 17-09	40	1.00	0.05	11.69	0.64	over 5.5
ESC 17-10	10	0.04	0.02	5.05	0.20	over 30.2

TORONTO, Aug. 24, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today announced drilling results from the Escondida zone situated within the Cachi-Cachi Mine, which is located 1,000 meters north of the Central Mine. Escondida is one of several limestone replacement mineralized zones demonstrating the existence of new mineralized areas within the Cachi-Cachi Mine. Escondida is located within the northern extension of the Esperanza Orebody demonstrating that mineralization from Esperanza continues to the north, and is still open to depth and along strike.

To date 10 holes have been completed from 870 level of the Cachi-Cachi Mine, and have intercepted polymetallic sulphide mineralization and oxide zones containing high grade silver, zinc and lead with significant widths in zones of mineralized skarns that were not previously found at Yauricocha. These results come as part of an ongoing brownfield drilling program that is testing priority targets at the Yauricocha Mine, located 150 kilometers east-southeast of Lima in the Yauricocha Mining District (Cordillera Occidental), Peru.

Igor Gonzales, President and CEO of Sierra Metals stated: "Brownfield exploration remains a key component of the Company's growth program.   Today's results from the Cachi-Cachi Mine confirm the existence of important high grade mineralized areas and unlocks the possibility of discovering additional orebodies along the Yauricocha fault between the Esperanza and Cachi-Cachi ore bodies. The Company is planning to mine the Escondida zone in 2018 on the level 920 at Cachi-Cachi. Exploration programs are planned with an objective of adding high value tonnage in 2017 as drilling focuses on new discoveries and the expansion of areas in close proximity to existing operations. Sierra Metals has made a strong commitment to brownfield exploration and results, such as the ones released today from the Escondida zone demonstrate that this investment is paying off with the potential to further grow our mineral resources at all three Mines."

Alonso Lujan, Vice President of Exploration at Sierra Metals commented: "The results to date at Cachi-Cachi demonstrate mineralized sectors with high grade oxides and sulphides consisting primarily of silver, lead and zinc as show in Table 1 below.   The potential still exists for further extensions within the Cachi-Cachi Mine which is still open to depth and along strike. The Company will continue exploration on this area from the 1070 level.  It is important to highlight that mineralization at depth at Escondida widens, which opens an exciting exploration potential of this discovery at depth as well as for other orebodies which are part of the Cachi Cachi mine"

All reported intercepts are core length as further drilling is required to determine true thicknesses.

Figure 1 is a map of the Yauricocha Mine (Central Mine and Cachi-Cachi Mine) 920 level showing the holes drilled.   Cross Section 2 shows the cross sections of holes ESC 16-03 and ESC 17-10.

Table 1

Hole N°	From	To	Width (m)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Au (g/t)	Description
ESC-16-01	70.1	88	17.90	25.71	1.99	0.01	1.65	0.18	Pyrite
ESC-16-03	79.20	83.00	3.80	74.42	0.17	0.10	2.53	0.16	Sulphide
	91.80	93.30	1.50	18.23	2.01	0.01	1.36	0.17	Sulphide
	98.10	100.60	2.50	8.91	0.74	0.01	1.12	0.05	Skarn Altered with Pyrite
	105.10	117.40	12.30	18.67	1.50	0.02	3.15	0.15	Skarn -Sulphides
	126.00	130.90	4.90	13.12	0.99	0.02	2.07	0.13	Skarn with Pyrite
ESC-16-04	76.00	82.60	6.60	21.69	0.38	0.02	0.54	0.32	Oxide
	156.40	158.90	2.50	101.52	3.28	0.09	7.44	0.54	Sulphide
	158.90	164.70	5.80	21.59	1.29	0.02	3.72	0.30	Skarn - Sulphides
ESC-17-01	105.65	113.3	7.65	94.09	3.41	0.01	7.91	0.23	Sulphides
ESC-17-03	165.00	167.60	2.60	1.41	0.01	0.01	0.09	0.03	Pyrite
	196.30	197.40	1.10	6.68	0.02	0.03	0.16	0.17	Skarn - Pyrite
	202.00	203.00	1.00	84.60	2.92	0.02	7.12	0.42	Skarn - Sulphides
	213.00	215.00	2.00	10.87	0.07	0.02	0.69	0.02	Skarn - Pyrite
	236.50	237.20	0.70	13.03	0.20	0.03	0.55	0.98	Pyrite
	239.20	243.00	3.80	15.95	0.17	0.03	0.35	0.49	Pyrite
	247.00	248.60	1.60	13.36	0.07	0.07	0.07	0.34	Pyrite
ESC-17-04	52.40	58.50	6.10	60.20	0.59	0.24	3.01	0.20	Oxide
	58.50	60.30	1.80	25.31	0.48	0.13	3.61	0.13	Sulphide
	60.30	67.80	7.50	32.51	0.18	0.99	6.23	0.05	Oxide
	77.50	92.95	15.45	28.34	0.26	0.02	0.29	0.21	Oxide
	161.30	162.10	0.80	15.00	0.52	0.03	2.35	0.09	Skarn - Sulphides
	163.50	176.30	12.80	20.09	0.46	0.04	4.76	0.30	Skarn - Sulphides
ESC-17-05	74.15	75.00	0.85	151.00	0.37	0.96	26.20	0.31	Sulphide
	87.10	90.90	3.80	104.36	5.83	0.09	10.59	0.71	Sulphide
	94.80	95.80	1.00	45.90	2.34	0.04	4.59	0.52	Sulphide
	101.90	105.30	3.40	30.58	2.13	0.01	2.17	0.06	Skarn - Sulphides
	144.00	147.40	3.40	24.00	1.95	0.02	6.94	0.09	Sulphide
	148.20	152.00	3.80	85.91	7.42	0.07	13.79	0.20	Sulphide
ESC-17-06	196.30	201.50	5.20	33.91	0.23	0.06	2.05	0.36	Oxide
	210.30	213.00	2.70	17.47	0.05	0.33	5.05	0.09	Sulphide
ESC-17-07	169.40	170.30	0.90	16.80	0.03	0.02	0.11	0.02	Pyrite

ESC-17-08	50.50	56.80	6.30	30.33	1.78	0.02	1.20	0.11	Oxide

	61.60	74.80	13.20	18.76	0.36	0.03	0.87	0.15	Oxide
	123.90	126.15	2.25	39.57	3.45	0.01	0.62	0.07	Skarn - Sulphides
ESC-17-09	49.40	50.00	0.60	51.09	0.62	0.25	4.57	0.22	Sulphide
	69.50	73.50	4.00	17.45	1.02	0.02	1.94	0.17	Skarn - Sulphides
	84.60	99.00	14.40	25.62	2.03	0.03	3.43	0.18	Skarn - Sulphides
	134.80	140.30	5.50	40.12	1.00	0.05	11.69	0.64	Sulphide
ESC-17-10	166.80	197.00	30.20	10.26	0.04	0.02	5.05	0.02	Skarn - Sulphides
	200.00	206.00	6.00	5.37	0.01	0.02	3.92	0.03	Skarn - Sulphides
	268.70	271.00	2.30	25.64	0.11	0.60	4.67	0.10	Sulphide

Table 2 – Further Drill Highlights

Hole N°	Ag	Pb	Cu	Zn	Au	Width
ESC-16-03	74.42 gpt	0.17%	0.10%	2.53%	0.16 gpt	over 3.80 m
ESC-16-04	101.52 gpt	3.28%	0.10%	7.44%	0.54 gpt	over 2.50 m
ESC-16-04	21.59 gpt	1.29%	0.02%	3.72%	0.30 gpt	over 5.80 m
ESC-17-01	94.09 gpt	3.41%	0.01%	7.91%	0.23 gpt	over 7.65 m
ESC-17-03	84.60 gpt	2.92%	0.02%	7.12%	0.42 gpt	over 1.00 m
ESC-17-04	25.31 gpt	0.48%	0.13%	3.61%	0.13 gpt	over 1.80 m
ESC-17-04	20.09 gpt	0.46%	0.04%	4.76%	0.30 gpt	over 12.8 m
ESC-17-05	151.00 gpt	0.37%	0.96%	26.20%	0.31 gpt	over 0.85 m
ESC-17-05	104.36 gpt	5.83%	0.09%	10.59%	0.71 gpt	over 3.80 m
ESC-17-05	45.90 gpt	2.34%	0.04%	4.59%	0.52 gpt	over 1.00 m
ESC-17-05	30.58 gpt	2.13%	0.01%	2.17%	0.06 gpt	over 3.40 m
ESC-17-05	24.00 gpt	1.95%	0.02%	6.94%	0.09 gpt	over 3.40 m
ESC-17-05	85.91 gpt	7.42%	0.07%	13.79%	0.2 gpt	over 3.80 m
ESC-17-06	17.47 gpt	0.05%	0.33%	5.05%	0.09 gpt	over 2.70 m
ESC-17-08	39.57 gpt	3.45%	0.01%	0.62%	0.07 gpt	over 2.25 m
ESC-17-09	25.62 gpt	2.03%	0.03%	3.43%	0.18 gpt	over 14.4 m
ESC-17-09	40.12 gpt	1.00%	0.05%	11.69%	0.64 gpt	over 5.50 m
ESC-17-10	10.26 gpt	0.04%	0.02%	5.05%	0.02 gpt	over 30.20 m
ESC-17-10	5.37 gpt	0.01%	0.02%	3.92%	0.03 gpt	over 6.00 m

Qualified Persons

All samples were dried, crushed and pulverized by the Chumpe Lab at site, pulp samples were shipped by ALS Peru S.A. Lab Chemex) to their laboratory in Lima, Peru.

The quality assurance-quality control (QA-QC) program employed by Sierra Metals has been described in detail in the NI-43-101 report for Yauricocha dated December 9, 2016, prepared by SRK Consulting in Denver, which is available for review on Sedar. Standards and blanks are inserted into the sample stream and duplicate samples are sent to the ALS Peru S.A. lab (Chemex) in Lima as per internal quality control procedures.

Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP(Geo) and Vice President of Corporate Planning is a qualified person and chartered professional qualifying as a competent person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Met) and Consultant to Sierra Metals is a qualified person and chartered professional qualifying as a competent person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:30e 24-AUG-17